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www.dechert.com

CHELSEA M. CHILDS

chelsea.childs@dechert.com

+617 728 7128 Direct

+617 275 8419 Fax

April 30, 2014

Alison White, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Prospectuses and Statements of Additional Information (“SAIs”) Contained in Post Effective Amendment No. 52 to the Registration Statement of Russell Investment Funds Filed on February 7, 2014

Dear Ms. White:

Pursuant to your request, this letter responds to certain comments you provided to me and Jessica Gates in a telephonic discussion on March 10, 2014 regarding the prospectuses and SAIs contained in Post-Effective Amendment No. 52 to the Registration Statement for Russell Investment Funds (the “Trust” or the “Registrant”) filed with the Securities and Exchange Commission (the “Commission”) on February 7, 2014. Summaries of the comments, and Registrant’s responses thereto, are provided below.

Responses to Comments

Capitalized terms have the same meaning as defined in the prospectuses and SAIs unless otherwise indicated.

1.	Comment:	Please file the Tandy representations via EDGAR correspondence in regard to this post effective amendment.

	Response:	The requested representations will be made.

2.	Comment:	With respect to each fund’s Investment Objective, please delete the parenthetical “(Non-Fundamental)” next to the heading “Investment Objective,” as the disclosure is neither required nor permitted by Form N-1A.

Alison White April 30, 2014 Page 2

	Response:	Registrant believes that the use of the parenthetical “(Non-Fundamental)” in the non-funds of funds prospectus is consistent with Item 2 of Form N-1A and facilitates an investor’s understanding of the non-funds of funds’ investment objectives. Accordingly, no changes have been made in response to this comment.

3.	Comment:	In the Fee and Expense preamble for each fund, please remove the cross reference to the Expense Notes section of each prospectus as it is neither required nor permitted by Form N-1A.

	Response:	Registrant respectfully declines to delete the cross references to the Expense Notes section of the statutory prospectus. While Registrant recognizes that the Instructions to Form N-1A do not require such references, Registrant believes that the additional disclosure in the statutory prospectus provides shareholders with important information regarding the funds and that omitting such references may suggest to shareholders that all information relating to the fund is contained in the summary.

4.	Comment:	Please confirm that any missing or incomplete information will be included in the Registration Statement on or before the effective date.

	Response:	Registrant so confirms.

5.	Comment:	Please note that a net index may not be used as a primary index. If you choose to use a net index as a secondary index, please: (1) explain to the Commission staff (the “Staff”) in your response letter why you believe this is appropriate and (2) include a footnote to the table explaining the methodology used to generate the net number.

	Response:	A gross version of an index approximates the maximum possible dividend reinvestment, while a net version of an index approximates the minimum possible dividend reinvestment by approximating the reinvestment of the dividend taxes successfully reclaimed.

Alison White April 30, 2014 Page 3

Registrant notes that, although returns of a net version of an index will be lower than those of the gross version of such index, the net version is more reflective of each fund’s actual dividend tax reclaim experience. As such, Registrant believes that the use of the net version of any index as either a primary benchmark or an additional benchmark provides investors with an appropriate broad-based index against which to compare a fund’s returns. Furthermore, Form N-1A does not prohibit the use of a net index as a primary index in Item 4 disclosure.

Registrant respectfully declines to include the requested footnote. As the index provider, rather than Registrant, calculates the net number, Registrant does not believe it is appropriate to explain the methodology used to generate the number. Accordingly, no changes have been made in response to this comment.

6.	Comment:	The Staff notes that the disclosure for certain funds lists several sub-advisers but a lesser number of portfolio managers. Please explain supplementally why this is consistent with Item 5(b) of Form N-1A.

	Response:	Registrant operates under a No-Action Letter in which the Staff interpreted Item 5(c) (now Item 5(b)) of Form N-1A in the context of a manager of managers fund.[1] In the No-Action Letter, the Staff stated the following with respect to the question of who is a “portfolio manager” of a manager of managers fund for purposes of Item 5(c) of Form N-1A (now Item 5(b)):

[W]e believe that where a fund holds itself out as being managed by a manager of managers, (i.e., holds itself out as being managed by more than one sub-adviser under the supervision of the adviser), and in fact, significant management functions are performed by the adviser, it may be appropriate to conclude that an individual (or individuals) employed by the adviser, rather than the sub-advisers, is (are) responsible for day-to-day management of the fund and should be named as the portfolio manager(s).

[1]	Frank Russell Investment Management Company, SEC No-Action Letter (pub. avail. Aug. 30, 1993).

Alison White April 30, 2014 Page 4

[footnote omitted]

Registrant believes that the view expressed in the No-Action Letter leads to the conclusion that adviser personnel are the only portfolio managers for whom a manager of managers fund would be required to disclose information pursuant to Item 5(b) of Form N-1A. Therefore, Registrant believes that the current disclosure is consistent with Form N-1A and the No-Action Letter.

7.	Comment:	With respect to the RIF Russell Global Real Estate Securities Fund, please explain supplementally why Registrant believes the FTSE EPRA/NAREIT Developed Real Estate Index (net) (the “Index”) represents an appropriate broad-based index (as defined in Instruction 5 to Item 27(b)(7) of Form N-1A) against which to compare the Fund’s returns.

Response:

Registrant notes that the Index is widely used as a primary benchmark for real estate funds and currently includes approximately 308 securities. As an index composed of data for all tax-qualified real estate investment trusts listed on the New York Stock Exchange, American Stock Exchange, and the NASDAQ National Market System and which is designed to represent general trends in eligible listed real estate stocks worldwide, the Index is the index that most closely matches the Fund’s principal investment strategy.

Furthermore, Registrant notes that, in addition to the Index, the Fund’s Average Annual Total Returns table includes returns for the Russell Developed Index (net), a broad-based index that measures the performance of the investable securities in developed countries globally. Instruction 2(e) to Item 4(b)(2) of Form N-1A provides that the returns of a broad-based securities market index “must precede or follow all of the returns for a Fund or Series rather than be interspersed with the returns of the Fund or Series.” In addition, Instruction 2(b) provides that a fund may include an additional index, but does not specify the location of the additional index. Accordingly, Registrant does not believe that Form N-1A requires the returns of the broad-based index to appear prior to those of a secondary index in the average annual returns table.

Alison White April 30, 2014 Page 5

8.	Comment:	Under “Servicing Arrangements,” please use the caption specifically required by Item 8 of Form N-1A.

	Response:	With respect to the caption required by Item 8, Registrant notes that Form N-1A provides that the Item 8 statement “may be modified if the modified statement contains comparable information.” Because these funds are not sold through broker-dealers or other financial intermediaries, Registrant believes that the requested change to the caption would lead to investor confusion. Further, because Registrant believes that the modified statement contains comparable information to the statement in Item 8, Registrant respectfully declines to change the caption in response to this comment.

Please call me at (617) 728-7128 or John V. O’Hanlon at (617) 728-7111 if you have any questions.

Sincerely,

/s/ Chelsea M. Childs
Chelsea M. Childs

cc:	John V. O’Hanlon
Mary Beth Rhoden Albaneze